UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 404,786

	8.	Shared Voting Power 4,748,588

	9.	Sole Dispositive Power 404,786

	10.	Shared Dispositive Power 4,748,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,153,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,921

	8.	Shared Voting Power 4,748,588

	9.	Sole Dispositive Power 124,921

	10.	Shared Dispositive Power 4,748,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,873,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 15 to Schedules 13D filed June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the “Reporting Persons”) is made to reflect the decrease in beneficial ownership by the Reporting Persons since the date of Amendment No. 11 to the Schedules 13D filed August 29, 2003 as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to certain trusts for the benefit of relatives of the Reporting Persons over which the Reporting Persons have voting or dispositive power.

Item 2.	Identity and Background
(i) (A) Name: Blake L. Sartini
(B) Business address: 5110 South Valley View, Las Vegas, NV 89118
(C) Principal occupation and business address: Chief Executive Officer, Golden Gaming, Inc., 5110 South Valley View, Las Vegas, NV 89118
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States
(ii) (A) Name: Delise F. Sartini
(B) Business address: N/A
(C) Principal occupation and business address: N/A
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.

Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to certain trusts for the benefit of relatives of the Reporting Persons over which the Reporting Persons have voting or dispositive power.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
Blake L. Sartini
(A) Aggregate shares and percentage beneficially owned: 5,153,374 (8.1%)
(B) Sole voting and dispositive power: 404,786 Shared voting and dispositive power: 4,748,588
(C) Transactions effected during past sixty days:

On April 21, 2004, Mr. Blake L. Sartini exercised options to acquire 41,500 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.00 per share.  The 41,500 options to acquire common shares exercised on April 21, 2004 had a strike price of $15.2917 per share.

On April 22, 2004, Mr. Blake L. Sartini exercised options to acquire 130,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.14 per share.  Of the 130,000 options to acquire common shares exercised on April 22, 2004, (i) 13,700 had a strike price of $15.2917 per share, (ii) 30,000 had a strike price of $14.00 per share, (iii) 33,000 had a strike price of $5.00 per share and (iv) 53,300 had a strike price of $5.25 per share.

On April 26, 2004, Mr. Blake L. Sartini sold 9,660 shares of common stock acquired through the vesting of a stock grant, in a non-open market sale to the Issuer at a price of $45.11 per share.

On June 4, 2004, Mr. Blake L. Sartini exercised options to acquire 20,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $48.0701 per share.  Of the 20,000 options to acquire common shares exercised on June 4, 2004, (i) 4,800 had a strike price of $15.2917 per share, (ii) 15,000 had a strike price of $14.00 per share and (iii) 200 had a strike price of $9.75 per share.

On June 7, 2004, Mr. Blake L. Sartini exercised options to acquire 85,500 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.1088 per share.  The 85,500 options to acquire common shares exercised on June 7, 2004 had a strike price of $9.75 per share.

On June 8, 2004, Mr. Blake L. Sartini exercised options to acquire 100,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.2482 per share.  Of the 100,000 options to acquire common shares exercised on June 8, 2004, (i) 36,100 had a strike price of $9.75 per share and (ii) 63,900 had a strike price of $5.00 per share.

On June 9, 2004, Mr. Blake L. Sartini exercised options to acquire 100,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.0218 per share.  Of the 100,000 options to acquire common shares exercised on June 9, 2004, (i) 68,100 had a strike price of $5.00 per share and (ii) 31,900 had a strike price of $5.25 per share.

On June 10, 2004, Mr. Blake L. Sartini exercised options to acquire 89,900 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $49.0129 per share.  The 89,900 options to acquire common shares exercised on June 10, 2004 had a strike price of $5.25 per share.

Delise F. Sartini
(A) Aggregate shares and percentage beneficially owned: 4,873,509 (7.6%)
(B) Sole voting and dispositive power: 124,921 Shared voting and dispositive power: 4,748,588
(C) Transactions effected during past sixty days:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2004
Date
/s/ Blake L. Sartini
Signature
Blake L. Sartini
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2004
Date
/s/ Delise F. Sartini
Signature
Delise F. Sartini
Name/Title